QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        The annual and special meeting of shareholders of Hydrogenics Corporation (the "Company") will commence at 10:00 a.m. (Toronto time) on Tuesday, May 17th, 2005 at The Toronto Board of Trade, 1 First Canadian Place, 77 Adelaide Street West, 4th Floor, Room A, Toronto, Ontario, Canada.

        The meeting will have the following purposes:

1.
to receive the financial statements of the Company for the year ended December 31, 2004, together with the report of the auditors on those statements;

2.
to reappoint PricewaterhouseCoopers LLP as auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration;

3.
to amend the Company's articles of incorporation to increase the maximum number of directors from nine to 12;

4.
to fix the term of directors such that each elected director will hold office until the next annual meeting of shareholders or until his successor is elected or appointed, and to elect directors;

5.
to amend the Company's stock option plan by increasing the aggregate number of common shares issuable on the exercise of options under the plan from 9,964,404 shares to 12,000,000 shares; and

6.
to transact such other business as may properly be brought before the meeting.

        The accompanying proxy circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice.

        Shareholders who cannot attend the meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the proxy circular. To be valid, proxies must be received by CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 no later than 5:00 p.m. (Toronto time) on Friday, May 13, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting.

By the order of the board of directors,

/s/ R. RANDALL MACEWEN
R. Randall MacEwen
Vice President, Corporate Development,
General Counsel and Corporate Secretary

Toronto, March 24, 2005

QuickLinks

  EXHIBIT 99.4